UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Extraordinary general meeting of shareholders

Further to the Form 6-K filed on November 21, 2025, on November 24, 2025, Micropolis Holding Company (the “Company”) has issued a press release announcing the details of its postponed reconvened extraordinary general meeting of shareholders (the “Postponed EGM”) that is to be held virtually on Friday November 28, 2025, 5:00p.m. (Dubai time).

A copy of the press release of the Postponed EGM is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated November 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: November 25, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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